FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 1

to
ANNUAL REPORT
OF
REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2004

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Amounts as to
	which	Names of
	registration	exchanges on which
Title of Issue	is effective	registered

N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt Am Main
Germany

*	The Registrant is filing this annual report on a voluntary basis.

SIGNATURE
EXHIBIT INDEX
EX-99.1: CONFORMED COPY OF THE UNDERWRITING AGREEMENT
EX-99.2: FORM OF 9.25% BONDS
EX-99.3: OPINION OF DR. ENRIQUE GUERRA
EX-99.4: OPINION OF CLEARY GOTTLIEB STEEN & HAMILTON LLP

Explanatory Note

     This amendment (the “Amendment”) to República Oriental del Uruguay’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2004 (the “Annual Report”), is comprised of the following exhibits:

Exhibit 1	Conformed copy of the Underwriting Agreement, dated May 10, 2005, between the Republic, Banco Central del Uruguay, as financial agent of the Republic, and Citigroup Global Markets Inc., as representative of the underwriters named in Schedule II thereto.

Exhibit 2	Form of 9.25% Bonds due 2017.

Exhibit 3	Opinion of Dr. Enrique Guerra, Counsel to the Ministry of Economy and Finance of the Republic.

Exhibit 4	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 23rd day of May 2005.

REPÚBLICA ORIENTAL DEL URUGUAY

By:	/s/ Danilo Astori

Danilo Astori
Minister of Economy and Finance of República Oriental del Uruguay

EXHIBIT INDEX

Exhibit 1	Conformed copy of the Underwriting Agreement, dated May 10, 2005, between the Republic, Banco Central del Uruguay, as financial agent of the Republic, and Citigroup Global Markets Inc., as representative of the underwriters named in Schedule II thereto.

Exhibit 2	Form of 9.25% Bonds due 2017.

Exhibit 3	Opinion of Dr. Enrique Guerra, Counsel to the Ministry of Economy and Finance of the Republic.

Exhibit 4	Opinion of Cleary Gottlieb Steen & Hamilton LLP.